Commission File No.: 000-21105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (Check One): | | Form 10-K and Form 10-KSB |_| Form 11-K |_| Form 20-F
              |X| Form 10-Q and 10-QSB |_| Form N-SAR

                  For Period Ended: October 31, 2001
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                         FIREBRAND FINANCIAL GROUP, INC.
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                             Full Name of Registrant

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                            Former Name if Applicable

                             One State Street Plaza
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10004
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Restructuring of the Company has resulted in the diversion and allocation of professional time and expense away from the Company's quarterly report. Additionally, the Company recently switched accountants which also contributed to the delay. Accordingly, the quarterly report was unable to be completed in time.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John Margaritis, President                    (212)     208-6555
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                   (Name)                         (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the preceding
     12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s)                                           |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?           |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's total revenues for the three months ended October 31, 2001 were approximately $480,000, as compared to $(58,000) for the three months ended October 31, 2000. A net loss of approximately $(2,828,000) was recorded in the three months ended October 31, 2001, versus net loss of approximately $($5,962,000) in the three months ended October 31, 2000. Total revenues increased mainly as a result of smaller losses on principal transactions. Total expenses from continuing operations for the third quarter of fiscal 2001 were $1,389,000, a 59% decrease from the same quarter in fiscal 2000. The decrease is attributable to decreases in compensation and benefits, occupancy and equipment and business development expenses. These decreases were partially offset by increases in professional fees and other expenses.

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                      FIREBRAND FINANCIAL GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   December 17, 2001    By:     /s/ John Margaritis
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                                      John Margaritis, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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